SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530
                                  ------------
Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211


                                  April 5, 2006


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Mark P. Shuman
                  Branch Chief - Legal

           Re:    SiriCOMM, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-132066
                  Filed February 27, 2006

                  Form 10-QSB for the Quarter Ended December 31, 2005 Form 8-K Filed March 20, 3006
                  Form 8-K filed March 3, 2006
                  Form 8-K filed February 28, 2006
                  File No. 0-18399

Ladies and Gentlemen:

         We write this letter on behalf of SiriCOMM, Inc. ("SiriCOMM" or the "Company") in response to your Letter of Comment dated March 24, 2006, relating to SiriCOMM's above referenced filing.

         We are filing herewith Amendment No. 1 to SiriCOMM's Registration Statement. In addition, in response to your Letter of Comment, we have amended and filed SiriCOMM's Form 8-K filed March 20, 2006, SiriCOMM's Form 10-QSB for the Quarter Ended December 31, 2005 and its Form 10-KSB for the year ended September 30, 2005. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

General

1. We have filed the following agreements with this Registration Statement:

         o        ViaSat, Inc. Service Agreement dated June 14, 2004;

         o        Pilot Travel Centers Service Agreement dated May 27, 2004;

         o        Love's Travel Stops Service Agreement dated October 4, 2005;
                  and
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         o        Petro Stopping Centers Service Agreement dated December 20,
                  2005.

These agreements, along with other agreements previously filed by SiriCOMM represent all agreements upon which SiriCOMM is materially dependent.

Notice About Forward-Looking Statements, page 5

2. We have moved the disclosure on this page as well as the section entitled "Notice About Forward Looking Statements" to immediately after the risk factors on Page 14.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 25

3. We have expanded this section to state the minimum period of operations SiriCOMM is able to fund using its current capital resources as well as any additional contractually committed capital you are entitled to receive. We have disclosed the current rate at which the company is using capital in operations and described how the Company plans to address any deficiency.

         Additionally, we have indicated that SiriCOMM's current capital resources are sufficient to fund its planned operations for a period of no less than twelve months from the date of the prospectus.

4. We have stated that we are not substantially dependent on the $500,000 line of credit agreement with Liberty Bank of Springfield and that this line will be drawn upon when needed to fund receivables. We have decided, however, to include this agreement as an exhibit (10.43) to the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 35

5. We have corrected the shareholdings of Sunflower Capital LLC and William P. Moore on both the Security Ownership table on page 35 as well as the Selling Shareholder table on page 39. The discrepancy occurred as a result of our failure to include the 1,764,872 shares that were part of the units purchased in the recently completed offering in footnote (5) on page 36. In addition, we reduced the holdings of William Moore/Sunflower by 201,170 shares which were improperly included in his/their holdings, but were actually acquired by parties unrelated to Mr. Moore or Sunflower.

Plan of Distribution, page 37

6. We have revised this section to state "settlement of short sales entered into after the date of this prospectus" in accordance with CF Tel. Interp. A.65. Please be further advised that SiriCOMM is aware of CF Tel. Interp. A.65 and has also informed the selling shareholders of CF Tel. Interp. A.65.

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Securities and Exchange Commission
April 5, 2006
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7. We have revised this section to add disclosure to ensure that each of the selling shareholders will conduct the distribution in accordance with Regulation
M. In addition, we have distributed a copy of Regulation M to each selling shareholder to ensure that they conduct their sales in accordance with Regulation M.

Selling Shareholders, page

8. We have disclosed in footnote 16 on page 40 the name of the natural person who exercises sole voting and dispositive powers with respect to the shares to be offered for resale by Interactive Resources Group.

9. Other than the placement agent, no other selling shareholders are broker-dealers or affiliates of broker-dealers.

Available Information, page 41

10. We have undated this disclosure to provide the new location of the SEC's Public Reference Room (Room 1500, 100 F Street, NE, Washington, DC 20459).

PART II

Undertakings, Page II-10

11. We have revised this section to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

10-KSB for the Fiscal Year Ended September 30, 2005

Item 8A. Controls and Procedures, page 37

Consideration of Restatement

12. As we discussed, no further changes are required to this Section.

Internal Control over Financial Reporting

13. We have provided text that informs investors about the scope and significance of management's assessment of the effectiveness of internal control over financial reporting. We have explained how regulations regarding assessment of the effectiveness of internal controls over financial reporting apply to the Company. We have also described the scope of management's activities in rendering their conclusion.

         In addition, we have explained that our independent auditors have not been asked to evaluate management's assessments and that the Company's independent auditors are not currently required to provide such an assessment. Lastly, we have discussed the extent to which management believes the steps

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taken in reaching its conclusion vary from the steps that must be taken to conform to paragraphs (a) and (b) of Item 308. We have also made this disclosure in the Company's Form 10-QSB for the quarter ended December 31, 2005.

Management's Response to the material Weakness and Significant Deficiencies

14. We have revised this section to indicate that none of the steps were implemented during the period ended September 30, 2005. We indicated the date we hired the outside accounting consultant. The 10-QSB for the period ended December 31, 2005 was revised to disclose what steps were taken during that period. We have also disclosed a time-frame in which management expects to cure any material weaknesses and we have stated that to date we have not incurred any material cost on such remedial actions.

Form 10-QSB for the Quarter Ended December 31, 2005

15. We have revised exhibits 31.1 and 31.2 to delete paragraph 6 in compliance with Item 601(b)(31) and to comply with the language set forth in Item 601(b)(31). In addition, we have deleted the work "quarterly" from sections 1 and 2 and we simply state the word "report," as is set forth in Item 601(b)(31).

Form 8-K filed March 20, 2006

16. We have amended and filed the Form 8-K filed March 20, 2006 to include the entire agreement filed as Exhibit 10.3.

         We trust that the foregoing appropriately addresses the issues raised by your Letter of Comment dated March 24, 2006. If you have any additional comments, please address to them to me on behalf of the SiriCOMM.

                                                      Very truly yours,

                                                      /s/ Joel C. Schneider

                                                      Joel C. Schneider

JCS/md